Mail Stop 4561

February 28, 2007

Stephen Halpin, Jr.
Chief Financial Officer
B. F. Saul Real Estate Investment Trust
7501 Wisconsin Avenue
Bethesda, Maryland 20814

> **RE:** **B. F. Saul Real Estate Investment Trust**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 19, 2006**
> **File No. 001-07184**

Dear Mr. Halpin,

We have reviewed your letter filed on February 9, 2007 and have the following comment. Where indicated, we think you should amend your Form 10-K in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 83

1. Please refer to your response to comment 1 in your letter dated February 9, 2007. You state that proceeds from the sales of loans that were transferred from loans receivable are included in the operating section of your statement of cash flows. This does not appear to be consistent with paragraph 9 of SFAS 102. For the periods presented, please quantify for us the proceeds from the sales of these loans reported in the operating section of the statement of cash flows. If material, please revise your statement of cash flows to present the proceeds from the sales of these loans in the investing section. In your amendment, please disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of

your filing describing the reason for the amendment. Also consider the need to file an Item 4.02 8-K. If you do not believe the error is material, please provide us your SAB 99 analysis.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us a draft copy of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,

Paul Cline
Senior Accountant